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                             April 28, 2023

       Alec Waugh
       General Counsel
       Vast Solar Pty Ltd
       226-230 Liverpool Street
       Darlinghurst, NSW 2010
       Australia

                                                        Re: Vast Solar Pty Ltd
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted March 31,
2023
                                                            CIK No. 0001964630

       Dear Alec Waugh:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 filed March 31, 2023

       Table of Contents, page i

   1.                                                   Please include the
Index to Financial Statements in the Table of Contents.
       What interests do the current officers and directors of NETC have in the Business Combination?, page 14

   2. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have
at risk that depends on completion of a business combination.
                                                        Include the current
value of securities held, loans extended, fees due, and out-of-pocket expenses for which the
sponsor and its affiliates are awaiting reimbursement. Provide
 Alec Waugh
Vast Solar Pty Ltd
April 28, 2023
Page 2
         similar disclosure for the company   s officers and directors, if
material. Please be sure to
         reflect the extension loans and working capital contributions discussed on pages 277-278.
3. Please revise to also include value of the securities as of the most recent practicable date.
Do I have redemption rights..., page 17

4. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Summary, page 25

5. We note your disclosure on pg. 37 that "[a]ppraisal rights are not available to holders of shares of NETC Class A Common Stock, NETC Class F Common Stock and NETC Class
         B Common Stock in connection with the Business Combination." Please revise this section to include a cross-reference to the information provided pursuant to Item 18 or 19 of Form F-4. See Item 3(j) of Form F-4.

Interests of Certain Persons in the Business Combination, page 35

6.       We note that Vast has entered into Services Agreement(s) and
Development
         Agreement(s). To the extent that the SPAC   s sponsor, its officers
and directors, and their
         affiliates are either parties to or have an interest in these agreements, quantify the aggregate value of all payments and reimbursements, including amounts due. Please
         highlight the risk that the SPAC   s sponsor, its officers and
directors, will benefit from the
         completion of a business combination to the extent that these agreements are contingent on the consummation of the business combination. Please also file the Services
         Agreement and Development Agreement as exhibits to the registration statement.
Risks Related to Ownership of Vast's Securities, page 76

7. We note your disclosure relating to your private and public warrants. Please revise this section to add a risk factor to prominently highlight the material risks to public warrant holders, including those arising from differences between private and public warrants.
         Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.
Background of the Business Combination, page 119

8. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals
FirstName LastNameAlec Waugh
       and counter-proposals, size of PIPE, minimum cash condition, and termination fee. In
Comapany
       yourNameVast     Solar Ptyplease
             revised disclosure, Ltd explain the reasons for the terms, each party's position on the2023
April 28,  issues, and2 how you reached agreement on the final terms.
                Page
FirstName LastName
 Alec Waugh
FirstName   LastNameAlec Waugh
Vast Solar Pty  Ltd
Comapany
April       NameVast Solar Pty Ltd
       28, 2023
April 328, 2023 Page 3
Page
FirstName LastName
9. We note your disclosure that over several weeks Vast and Nabors exchanged several drafts related to resolve issues raised by the parties on the documents related to the convertible notes financing. Please revise to disclose the issues raised and the each party's position.
NETC Board's Consideration of and Reasons for Approving the Business Combination, page 122

10. We note that you did not obtain a fairness opinion from your financial advisor,
         Guggenheim Securities. Please revise your disclosure to provide a more detailed description of the role of Guggenheim Securities in the transaction; the level of diligence
         Guggenheim Securities performed in connection with the transaction; fees Guggenheim
         Securities will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction; a clear description of any additional services Guggenheim Securities or its affiliates provided in connection with the transaction; a description of any services Guggenheim Securities has provided to the target or affiliates of the parties including other SPACs associated with the same sponsor.
In addition, Vast management provided the following assumptions..., page 128

11. We note that your disclosure includes two sets of assumptions provided by Vast. One for
         "the revenue Vast expects to realize from the deployment of a 'typical' CSP plant using
         Vast technology" and another for "average EBITDA margin that they expect to generate." Please revise to provide greater specificity concerning the material assumptions underlying Vast's projections, including quantifying the assumptions, and to clearly explain how the assumptions relate to the projected information. Also, considering your historical revenues to date, please explain why you believe the projected information is reasonable.
The table below summarizes Vast's estimated cumulative free cash flow..., page
129

12. Please revise to disclose the date the financial projections and assumptions were provided by Vast.
13. Explain how management and the Board relied upon the forecasts and how they determined that they are reasonable, particularly in light of the length of the forecast.
         Specifically, address the reliability of the projections related to the later years presented.
Impact of Substantial Redemptions on the Business Combination, page 137

14. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
 Alec Waugh
FirstName   LastNameAlec Waugh
Vast Solar Pty  Ltd
Comapany
April       NameVast Solar Pty Ltd
       28, 2023
April 428, 2023 Page 4
Page
FirstName LastName
Subscription Agreements, page 178

15. We note that Nabors Lux and AgCentral have each agreed to subscribe for and purchase up to $5.0 million in aggregate principal amount of Senior Convertible Notes from Vast in a private placement. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.
Unaudited Pro Forma Combined Financial Information
Anticipated Accounting Treatment, page 182

16. We note your disclosure on pages 38, 140, and 182 that legacy Vast shareholders or Vast's current majority shareholder will have the largest voting interest under each of the scenarios in the pro forma information. Please explain how the legacy Vast shareholders will have the largest voting interest under the no redemptions scenario as the current
         NETC public stockholders appear to have 51.1% ownership in shares under such scenario.
         Please explain the impact on your conclusion regarding your determination of the accounting acquirer.
17. Your disclosures indicate that following the closing of the business combination, Earnout
         Shares will be issued to eligible Vast shareholders upon occurrence of certain triggering events. Please tell what consideration you gave to accounting for the arrangement within your pro forma financial statements. As part of your response, please provide us with your analysis and cite the authoritative guidance you relied upon in determining your accounting treatment.
18. Please disclose the weighted average shares outstanding - basic and diluted and net loss per share - basic and diluted for NETC on the pro forma statement of profit or loss on page 187.
19. Refer to note 3.C to the pro forma statement of financial position on page 189. It appears the transaction costs expected to be incurred by NETC of approximately $13.3 million are not reflected in the pro forma statement of profit or loss. Please tell us what consideration you gave to including these expected transaction costs in the pro forma statement of profit or loss. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X. Please also revise this note to correct the inconsistency in the reference to note 3.G for deferred underwriting commissions.
20. Refer to note 3.L to the pro forma statement of financial position on page 190. Please disclose how the estimated fair value of the earnout for NETC Sponsor of $27.9 million was computed including any assumptions used in the calculation.
 Alec Waugh
FirstName   LastNameAlec Waugh
Vast Solar Pty  Ltd
Comapany
April       NameVast Solar Pty Ltd
       28, 2023
April 528, 2023 Page 5
Page
FirstName LastName
21. We note that in connection with the extension of the date by which NETC has to consummate the initial business combination, the Company entered into an unsecured promissory note agreement with the Sponsor in the amount of $2,760,000 on page F-81.
         Please tell us what consideration you gave to including the promissory note in the pro
         forma financial statements.
22. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.
Conflicts of Interest, page 202

23. Your charter waived the corporate opportunities doctrine. Please revise your disclosure to explicitly state that and address this as a (i) potential conflict of interest and (ii) whether it impacted your search for an acquisition target.
24. We note your disclosure regarding Natron's letter of intent for Vast to acquire up to
         13,500 of Natron   s sodium-ion batteries. Please disclose whether
funds from the Trust or
         PIPE will be used to purchase Natron's sodium-ion batteries.
Overview of Vast, page 210

25. We note your disclosure on page 231 that the existing project funding agreement is expected to be replaced by a new up to $65 million funding agreement with ARENA.
         Please elaborate on whether the projected amount will be paid over the course of a certain number of years.
Vast Management's Discussion and Analysis of Financial Condition and Results of Operations
Source of Liquidity, page 235

26. On page 235, you disclose that in June 2022 Vast received $9 million of funding from its shareholder with a maturity date of December 31, 2023. Please explain how this transaction is reflected in the audited financial statements of Vast for the year ended
         June 30, 2022. If this funding refers to the $0.9 million funding discussed on page F-30, please revise disclosures accordingly.
Beneficial Ownership of Vast Securities, page 283

27.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. Index to Financial Statements, page F-1

28. Please provide updated interim financial statements and related disclosures for Vast Solar
         Pty Ltd. and SiliconAurora Pty Ltd to the extent required by Item 8.A.5 of Form 20-
         F. Please correspondingly update your pro forma financial information accordingly.
 Alec Waugh
Vast Solar Pty Ltd
April 28, 2023
Page 6
Notes to the Consolidated Financial Statements
22. Subsequent events, page F-40

29. We note your disclosure that to enact the merger, Vast will issue 3,000,000 ordinary shares in Vast Solar Pty Ltd to the ordinary shareholders of NETC, resulting in NETC obtaining approximately 12% interest in Vast. Please explain how the 12% interest was calculated. Please also clarify which "ordinary shareholders of NETC" will receive the
         3,000,000 shares in Vast Solar Pty Ltd and disclose the exchange ratio used to determine the amount of shares that will be issued.
30. Please revise to disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.
General

31. We note that Citi and Wells Fargo were underwriters for the initial public offering of the
         SPAC. It appears from your disclosure, such as on page 95, delivered letters gratuitously waived their right to deferred underwriting discounts and commissions in connection with the Business Combination. Please tell us, with a view to disclosure, whether you have received notice from these firms about ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to for the
         SPAC   s initial public offering.



32.      Please tell us whether Moelis & Company LLC (   Moelis   ) was
involved in the
         preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement including, if applicable, but not limited to, the disclosure regarding the summary of the financial analyses
prepared by Vast   s
         management and reviewed by the board of directors of NETC or the projected financial information of Vast. If Moelis was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Vast and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
33. Please disclose whether Moelis assisted in the preparation or review of any materials reviewed by the NETC board of directors or management as part of their services to
       NETC and whether Moelis has withdrawn its association with those materials and notified
FirstName LastNameAlec Waugh
       NETC of such disassociation. For context, include that there are similar circumstances in
Comapany
       whichNameVast   Solar
              a financial     Pty Ltdis named and that Moelis   s resignation
indicates it is not
                          institution
       willing
April 28, 2023 to have
                Page 6 the liability associated with such work in this transaction.
FirstName LastName
 Alec Waugh
FirstName   LastNameAlec Waugh
Vast Solar Pty  Ltd
Comapany
April       NameVast Solar Pty Ltd
       28, 2023
April 728, 2023 Page 7
Page
FirstName LastName
34.      Please provide us with any correspondence between Moelis and NETC relating to
         Moelis   s resignation.
35. Please provide us with the engagement letter between NETC and Moelis. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.
36. Please provide us with a letter from Moelis stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Moelis and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Moelis does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Moelis withdrew from its role as financial advisor and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Moelis performed substantially all the work to earn its fees.
37.      Please revise your disclosure to highlight for investors that Moelis
s withdrawal indicates
         that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Moelis has been previously involved with the transaction.
38. Please discuss the potential impact on the transaction related to the resignation of Moelis.
         We note that Moelis is advising or has advised on the business combination transaction. If
         Moelis would have played a role in the closing, please revise to identify the party who will
         be filling Moelis   s role.
39. Please disclose any fees paid or due to Moelis in connection with its role as a financial advisor to NETC. If any of these fees will be forfeited by their resignation, please revise to disclose this information.
       You may contact Stephany Yang at 202-551-3167 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing